UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

ENLINK MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

29336U107

(CUSIP Number)

Clive Bode

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Enfield Holdings Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 50,000,000 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 50,000,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

**	The calculation is based on the 375,089,857 Common Units of the Issuer outstanding as of December 6, 2015, which includes (i) 325,089,857 Common Units outstanding as of December 6, 2015, as set forth in the Convertible Preferred Unit Purchase Agreement (the “Purchase Agreement”), dated December 6, 2015, by and between the Issuer and Enfield Holdings, L.P. (“Enfield Holdings”), filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2015, and (ii) 50,000,000 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

Page 2 of 11 Pages

CUSIP No. 29336U107	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Enfield Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 50,000,000 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 50,000,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (See Item 5)**
14	TYPE OF REPORTING PERSON PN

*

Reflects 50,000,000 Common Units of the Issuer issuable upon the conversion of 50,000,000 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**	The calculation is based on the 375,089,857 Common Units of the Issuer outstanding as of December 6, 2015, which includes (i) 325,089,857 Common Units outstanding as set forth in the Purchase Agreement and (ii) 50,000,000 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

Page 3 of 11 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Units, no par value, of EnLink Midstream Partners, LP. The principal executive offices of the Issuer are located at 2501 Cedar Springs Road, Dallas, Texas 75201.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of Enfield Holdings Advisors, Inc., a Delaware corporation (“Enfield Holdings Advisors”) and Enfield Holdings, L.P., a Delaware limited partnership (“Enfield Holdings”) (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Enfield Holdings Advisors is the general partner of Enfield Holdings, which directly holds 50,000,000 Series B Preferred Units.

Affiliates of The Goldman Sachs Group, Inc. and affiliates of TPG Global, LLC each respectively hold 100 shares of common stock, and have appointed one of the two board members of, Enfield Holdings Advisors and have separately filed a Schedule 13D reporting their respective beneficial ownership of the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

The principal business of each Reporting Person is to invest in, hold and dispose of, directly or indirectly the securities of the Issuer.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Persons are listed on Schedule I hereto.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On December 6, 2015, Enfield Holdings entered into the Purchase Agreement with the Issuer whereby Enfield Holdings agreed to purchase, and the Issuer agreed to issue (the “Private Placement”), 50,000,000 Series B Preferred Units for a cash purchase price of $15.00 per unit, with an aggregate purchase price of $750,000,000 (the “Purchase Price”).  The Private Placement was subject to certain customary closing conditions. On January 7, 2016, the Private Placement closed.

The Purchase Price was funded by equity contributions of the limited partners of Enfield Holdings.

References to and descriptions of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is attached as Exhibit 2 hereto and incorporated herein by this reference.

Page 4 of 11 Pages

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Series B Preferred Units

Under the terms of the Eighth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of January 7, 2016 (the “Issuer LPA”), the 50,000,000 Series B Preferred Units are convertible into Common Units on a one-for-one basis, subject to certain adjustments, at any time from the business day following the record date established by the Issuer’s general partner for the Issuer’s quarterly distribution for the second quarter of 2017. The Series B Preferred Units are convertible (i) in full, at the option of the Issuer, if the daily volume-weighted average trading price of the Common Units on the national securities exchange on which the Common Units are listed or admitted to trading is greater than 150% of the Unit Issue Price (as defined in the Issuer LPA) for the trailing 30-day trading period ending two trading days before the Issuer’s notice of conversion or (ii) in full or in part, at the option of Enfield Holdings. In addition, upon certain events involving a change of control of EnLink Midstream GP, LLC (the “EnLink General Partner”) or the managing member of EnLink Midstream, LLC, all of the Series B Preferred Units will automatically convert into a number of Common Units equal to the greater of (i) the number of Common Units into which the Series B Preferred Units would then convert and (ii) the number of Series B Preferred Units to be converted multiplied by an amount equal to (x) 40% of the Unit Issue Price divided by (y) the Conversion VWAP (as defined in the Issuer LPA).

Under the Issuer LPA, the Series B Preferred Units have voting rights identical to the voting rights of the Common Units, except in the limited circumstance specified in the Issuer LPA, and will vote with the Common Units as a single class, such that each Series B Preferred Unit is entitled to one vote for each Common Unit into which such Series B Preferred Unit is convertible on each matter with respect to which such Common Unit would be entitled to vote.

Commencing with the first quarter of 2016, the holders of the Series B Preferred Units, as of an applicable record date, shall be entitled to receive cumulative distributions (each, a “Series B Quarterly Distribution”), prior to any other distributions made in respect of any other securities of the Issuer (i) for the first quarter of 2016 and each subsequent quarter to and including the second quarter of 2017, at an annual rate of 8.5% on the Unit Issue Price payable in-kind in additional Series B Preferred Units (prorated for the first quarter of 2016), and (ii) for the third quarter of 2017 and thereafter, at an annual rate of 7.5% on the Unit Issue Price payable in cash (the “Cash Distribution Component”) plus an in-kind distribution equal to the greater of (A) an annual rate of 1.0% on the Unit Issue Price and (B) an amount equal to (x) the excess, if any, of the distribution that would have been payable had the Series B Preferred Units converted into Common Units over the Cash Distribution Component, divided by (y) the Unit Issue Price.

In the event of any liquidation, dissolution and winding up of the Issuer or a sale, exchange or other disposition of all or substantially all of the assets of the Issuer, either voluntary or involuntary, the holders of the Series B Preferred Units shall be entitled to receive, out of the assets of the Issuer available for distribution to the members of the Issuer or any assignees, prior and in preference to any distribution of any assets of the Issuer to the holders of any other class or series of securities, the positive value in each such holder’s capital account in respect of such Series B Preferred Units.

Lock-Up Agreement

Enfield Holdings agreed in the Purchase Agreement, subject to certain exceptions, not to dispose of or hedge any Series B Preferred Units or Common Units into which the Series B Preferred Units convert for a period ending on the date that is 18 months from January 7, 2016, except with the prior written consent of the Issuer.

Registration Rights Agreement

Page 5 of 11 Pages

The Issuer and Enfield Holdings entered into a Registration Rights Agreement, dated as of January 7, 2016 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Issuer will prepare and file up to four shelf registration statements for the resale of the Common Units into which the Series B Preferred Units may convert as soon as practicable following receipt of written notice from holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides holders of Registrable Securities with piggyback rights and rights with respect to underwritten offerings. The Registration Rights Agreement contains representations, warranties, covenants and indemnities that are customary for private placements by public companies.

Coordination Agreement

The Coordination and Securityholders’ Agreement, dated as of January 7, 2016 (the “Coordination Agreement”), by and among Enfield Holdings, Enfield Holdings Advisors, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP (together with WSEP Egypt Holdings, LP, and each of their affiliates, the “GS Investors”), TPG VII Egypt Holdings, L.P. and TPG Advisors VII, Inc. (together with TPG VII Egypt Holdings, L.P. and each of their affiliates, the “TPG Investors” and together with the GS Investors, the “Investors”), sets forth certain agreements, including with respect to governance, transfer restrictions, the purchase of additional securities, the exercise of rights under the Registration Rights Agreement and certain other matters.

Pursuant to the Coordination Agreement, for so long as the number of securities representing limited partner interests in Enfield Holdings (the “Partnership Securities”) owned by each Investor (and its affiliates) continues to represent at least 10% of the issued and outstanding Partnership Securities, the board of directors of Enfield Holdings Advisors will consist of two directors, one designated by the TPG Investors and one designated by the GS Investors.

The Coordination Agreement generally restricts any transfers of any Partnership Securities, Series B Preferred Units, converted Common Units or common stock of Enfield Holdings Advisors (collectively, the “Securities”) by any Investor, except transfers to an affiliate of that Investor, so long as that transferee remains an affiliate following the transfer. If any Investor wishes to transfer any Securities to anyone else, that Investor is subject to the other Investors’ right of first offer (in the case of Partnership Securities, shares of common stock or Series B Preferred Units to address a regulatory concern) and tag-along rights. Enfield Holdings Advisors has a call right to acquire all of the shares of common stock of Enfield Holdings Advisors owned by any Investor and their affiliates who collectively cease to own 10% of the issued and outstanding Partnership Securities for the aggregate purchase price paid for such shares.

The Coordination Agreement restricts the ability of Enfield Holdings Advisors to take certain actions relating to the Series B Preferred Units and converted Common Units without first obtaining the approval of its board of directors, including the designees of each of the TPG Investors and the GS Investors, or the Investors. Such actions include making or settling a claim for indemnification under the Purchase Agreement or the Registration Rights Agreement, assigning any rights or obligations under the Purchase Agreement or the Registration Rights Agreement, voting the Series B Preferred Units with respect to certain matters and amending or waiving any provision of the Purchase Agreement or the Registration Rights Agreement.

The Coordination Agreement will terminate upon a written agreement among the Investors.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing unitholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the EnLink General Partner, including changing the number or term of directors or filling any existing vacancies on the board of directors of the EnLink General Partner; materially changing the present capitalization or distribution policy of the Issuer; materially changing the Issuer’s business or structure; changing the Issuer’s certificate of limited partnership, amended and restated agreement of limited partnership or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Page 6 of 11 Pages

References to and descriptions of the Purchase Agreement, the Issuer LPA, the Registration Rights Agreement and the Coordination Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Purchase Agreement, the Issuer LPA, the Registration Rights Agreement and the Coordination Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes there are a total of 375,089,857 Common Units outstanding, which includes (i) 325,089,857 Common Units outstanding as of December 6, 2015, as set forth in the Purchase Agreement and (ii) 50,000,000 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 50,000,000 Common Units, which constitutes approximately 13.3% of the outstanding Common Units.

(c) Except as set forth in this Item 5, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Series B Preferred Units or Common Units during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Page 7 of 11 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.

  Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, by and between Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P.
  Convertible Preferred Unit Purchase Agreement, dated December 6, 2015, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 7, 2015).
  Coordination and Securityholders’ Agreement, dated as of January 7, 2016, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated by reference to Exhibit 3 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Registration Rights Agreement, dated as of January 7, 2016, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Eighth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 7, 2016, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

Enfield Holdings Advisors, Inc.

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

Enfield Holdings, L.P.

By: Enfield Holdings Advisors, Inc.,

its general partner

By: /s/ Clive Bode

Name: Clive Bode

Title: Vice President

Page 9 of 11 Pages

SCHEDULE I

All titles apply to both of the Reporting Persons unless otherwise indicated.

Name	Title

Clive Bode*	Director (Enfield Holdings Advisors), Assistant Treasurer, Secretary and Vice President
Scott Lebovitz**	Director (Enfield Holdings Advisors)
David Bonderman*	President
James G. Coulter*	Senior Vice President
Martin Davidson*	Chief Accounting Officer
David C. Reintjes*	Assistant Secretary and Chief Compliance Officer
John E. Viola*	Vice President and Treasurer
Steven A. Willmann*	Assistant Treasurer

* Addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. All are citizens of the United States of America.

**Address is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282. Mr. Lebovitz is a citizen of the United States of America.

Page 10 of 11 Pages

INDEX TO EXHIBITS

  Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, between Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P.
  Convertible Preferred Unit Purchase Agreement, dated December 6, 2015, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 7, 2015).
  Coordination and Securityholders’ Agreement, dated as of January 7, 2016, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated by reference to Exhibit 3 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Registration Rights Agreement, dated as of January 7, 2016, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Eighth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 7, 2016, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
Page 11 of 11 Pages